Exhibit 21.1

PRIORITY TECHNOLOGY HOLDINGS, INC.

SCHEDULE OF SUBSIDIARIES

The following is a list of the subsidiaries of Priority Technology Holdings, Inc. and includes all subsidiaries deemed significant. The jurisdiction of each company is listed in parentheses.

1.	Priority Holdings, LLC (DE)

2.	Pipeline Cynergy Holdings, LLC (DE)

3.	Priority Institutional Partner Services LLC (DE)

4.	Priority Payment Systems Holdings, LLC (GA)

5.	Pipeline Cynergy, Inc. (DE)

6.	Priority Payment Systems, LLC (GA)

7.	Priority Integrated Partner Holdings, LLC (DE)

8.	Priority Incentive Equity Holdings, LLC (DE)

9.	Cynergy Holdings, LLC (DE)

10.	Fincor Systems, LLC (GA)

11.	Priority Payment Express Systems, LLC (GA)

12.	Priority Real Estate Technology, LLC (DE)

13.	Priority Hospitality Technology, LLC (DE)

14.	Priority PayRight Health Solutions, LLC (DE)

15.	Cynergy Data, LLC (DE)

16.	Cynergy Prosperity Plus, LLC (DE)